AS FILED:  OCTOBER  4, 1996                                 SEC FILE NO.
==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           REGISTRATION STATEMENT ON

                                    FORM S-8

                        UNDER THE SECURITIES ACT OF 1933

                                FX ENERGY, INC.
             (Exact Name of Registrant as Specified in its Charter)

            NEVADA                                        87-0504461
(State or Other Jurisdiction of                         (IRS Employer
Incorporation or Organization)                       Identification No.)

  3006 SOUTH HIGHLAND DRIVE
     SALT LAKE CITY, UTAH                                   84106
(Address of Principal Executive Offices)                  (Zip Code)


                          STOCK COMPENSATION AWARDS
                            (Full title of the plan)

    DAVID N. PIERCE, 3006 SOUTH HIGHLAND DRIVE, SALT LAKE CITY, UTAH 84106
                    (Name and address of agent for service)

                                (801) 486-5555
         (Telephone number, including area code, of agent for service)

                        CALCULATION OF REGISTRATION FEE


                                           Proposed    Proposed
                                           Maximum     Maximum
                               Amount to   Offering   Aggregate    Amount of
   Title of Securities            be      Price Per    Offering   Registration
     to be Registered         Registered   Share(1)     Price         Fee
----------------------------- ----------  ---------- -----------  ------------

Common Stock, par value $0.001  200,000     $9.75     $1,950,000      $673



(1) Bona fide estimate of maximum offering price solely for the purpose of calculating the registration fee. The offering price for the common stock being sold by the selling stockholder is based on the closing price for the Registrant's Common Stock on the Nasdaq National Market of $9.75 as of October 1, 1996 (rule 457(c)).

                                 200,000 SHARES

                                 FX ENERGY, INC.

                                  COMMON STOCK

     All 200,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of FX Energy, Inc. (formerly known as Frontier Oil Exploration Company) (the "Company"), are being offered by a selling stockholder (the "Selling Stockholder"). See "SELLING STOCKHOLDER" and "DESCRIPTION OF SECURITIES" below.

     The Selling Stockholder will offer his Common Stock through or to securities brokers or dealers designated by him in the over-the-counter market, in other transactions negotiated by the Selling Stockholder, or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by the Selling Stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless the Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholder and any broker, dealer, or agent that participates with the Selling Stockholder in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION" below.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "FXEN." On October 1, 1996, the closing price for the Company's Common Stock on the Nasdaq National Market was $9.75 per share. See "CERTAIN RECENT EVENTS."

         THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" ON PAGE 6

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


===============================================================================
                        Price to         Offering           Proceeds to
                        Public(1)     Commissions(2)    Selling Stockholder
-------------------------------------------------------------------------------
By Selling
Stockholder
  Per Share                $9.75           --                   $9.75
  Total                 $1,950,000         --                 $1,950,000
===============================================================================


(1) The price per share for the securities offered by the Selling Stockholder is estimated at $9.75, the closing price for the Common Stock on October 1, 1996. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale.
(2) The securities to be sold by the Selling Stockholder may be sold by him through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholder. There is no agreement between the Company and any broker or dealer with respect to such sales.


                THE DATE OF THIS PROSPECTUS IS OCTOBER 4, 1996.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. In connection with this offering, the Company estimates that it will incur costs of approximately $10,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholder will be borne by him. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholder will be determined by negotiations between him and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealer's commission or mark up schedule, the size of the transaction, and other factors. See "PLAN OF DISTRIBUTION" below.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's following reports are hereby incorporated by reference into this Prospectus:

     . The definitive prospectus dated August 1, 1996, filed pursuant to Rule
       424(b) of the Securities Act; included in the Registration Statement on Form S-1, Commission file no. 333-05583;

     . Annual report on Form 10-KSB for the fiscal year ended December 31, 1995
       ("1995 Form 10-KSB");

     . Quarterly reports on Form 10-QSB for the fiscal quarters ended March 31, 1996, and June 30, 1996 ("June 30, 1996 Form 10-QSB");

     . Current reports on Form 8-K dated May 3, May 21, and October 1, 1996;
       and

     . Proxy Statement related to the 1996 annual meeting of the Company's stockholders.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Stockholder Relations, FX Energy, Inc., at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. In addition, such material and other reports and information filed by the Company with the Securities and Exchange Commission (the "Commission") can be inspected at or copies obtained from certain regional offices of the Commission or the Public Reference Section of the Commission, Washington, D.C. 20549, at the prescribed rates. See "ADDITIONAL INFORMATION" below.



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                               PROSPECTUS SUMMARY

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     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated herein by reference.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

THE COMPANY

     The Company is engaged in the exploration, development, and production of oil and gas properties in the western United States and Poland. The Company currently produces oil from fields in Montana and Nevada and explores for oil and gas primarily in Poland. In August 1995, the Company was one of the first independent energy companies to secure oil and gas exploration rights in Poland (the "Baltic Concession"). The Baltic Concession covers approximately 2.4 million acres in northern Poland and is part of a geological region (the "Baltic Platform") which reportedly has produced in excess of 150 million barrels of oil ("MMBbl") from four fields located approximately 50 miles to the northeast in the Kaliningrad district of Russia. In May 1996, the Company also entered into a joint study agreement with the Polish Oil and Gas Company ("POGC") to reprocess and reinterpret geological and geophysical data collected from a 6.25 million acre area in the Carpathian region of southeastern Poland (the "Carpathian JSA"). Management believes that the Company's principal strengths are its existing prospects in Poland, its access to previously collected geological and geophysical data, its established network of strategic alliances and its inventory of domestic properties.

     The Company has identified several potential drilling prospects in the Baltic Concession through the reprocessing and reevaluation of previously collected seismic and drilling data. The Company intends to explore and, if warranted, develop these prospects with RWE-DEA AG ("RWE-DEA"), a subsidiary of RWE AG, Germany's fifth largest industrial company. The Company and RWE-DEA recently completed a seismic survey on selected portions of the Baltic Concession. The results of this survey will assist in the selection of the site of an exploratory well scheduled to be drilled in late 1996. In the Carpathian JSA, the Company and POGC are conducting a technical evaluation of a target area and, if warranted, will apply for an exploration concession. The Company has budgeted approximately $8.4 million for exploration and development activities in Poland through 1997 and, as noted below, has recently completed a public offering of Common Stock to fund such activities.

     The Company currently produces oil exclusively in the United States. At December 31, 1995, the Company had estimated proved reserves of 5.3 MMBbl with estimated future net revenues, discounted at 10% and calculated without regard to future tax expenses ("PV-10 Value"), of approximately $23.8 million. Approximately 78% of the Company's production and 96% of its reserves are concentrated in northern Montana's Cut Bank field. To enhance production in this field, the Company intends to expand its current infill drilling program which was initiated in late 1994. The Company is also evaluating several exploration prospects in the western United States and has begun drilling an exploratory well on a prospect in Nevada in partnership with several independent energy companies. The Company has budgeted approximately $6.9 million for exploration and development activities in the United States through 1997.

     On October 1, 1996, the Company was granted rights to explore for gold and other associated minerals in a 71,000-acre block in the Sudety region of southwestern Poland (the "Sudety Exploration Area"). The Company has entered into an agreement with Homestake Mining Company ("Homestake"), an international gold mining company with substantial gold mining operations and exploration, primarily in the United States, Canada, and Australia. Under the agreement, the Company and Homestake will jointly develop a plan for studying the Sudety Exploration Area. Subject to the results of the reconnaissance, the two companies may elect to negotiate a subsequent agreement, in which case, Homestake would likely take over operations with the Company retaining a working interest or royalty. The Company has agreed not to negotiate with any other company regarding the Sudety Exploration Area for a period of 14 months.

COMMON STOCK OFFERING

     In August 1996, the Company sold 3,450,000 shares of Common Stock in a public offering at $5.75 per share for net proceeds to the Company of approximately $17.9 million. The net offering proceeds are allocated to repay bank debt, to fund the Company's capital expenditure program, which includes exploration and potential development in the onshore Baltic Platform and Carpathian regions of Poland and development and exploration in the western United States and for general corporate purposes. The managing underwriters of the offering were Oppenheimer & Co., Inc. and Hanifen, Imhoff Inc.

BUSINESS STRATEGY

     The Company explores and develops oil and gas prospects potentially containing recoverable reserves in excess of 25 MMBOE for international properties and 10 MMBOE for domestic properties. This strategy includes the following key elements:

 . Focus on Poland.  The Company believes that the Baltic Concession, the
  Carpathian JSA, and the Sudety Exploration Area provide it with a foundation upon which to build a significant exploration and development operation in Poland. The Company believes this foundation will allow it to capitalize on Poland's attractive combination of significant reserve potential, underexplored acreage and favorable operating environment. Beginning in 1989, Poland initiated a number of market-based reforms which have resulted in the country's economy becoming one of the fastest growing in Europe. Important elements of this transition have included the introduction of both a broad-based privatization program and an internationally competitive tax and royalty structure. Partially as a result of these initiatives, Poland attracted approximately $6.8 billion in direct foreign investment between 1989 and 1995, according to reports from the Polish State Foreign Investment Agency published by the Polish embassy. Several international oil companies, including Texaco, Inc., Tenneco Co., Exxon Corp., Shell Oil Co. and British Gas PLC, have either secured, or obtained the exclusive right to negotiate for, exploration rights.

 . Access existing geological and geophysical data. The Company focuses on areas where it can reevaluate previously collected geological and geophysical data. Between 1950 and 1993, state-sponsored agencies in Poland gathered hundreds of line miles of seismic data and drilled 15 test wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. While a majority of these wells indicated the presence of hydrocarbons in that formation, none was completed for production due, in management's opinion, to the outdated equipment and poor techniques used to locate, drill and test the wells. The Company, with the assistance of consultants that included Halliburton Energy Services, Ryder Scott Company and Western Atlas, Inc., reevaluated seismic and well data generated by earlier exploration efforts in the Baltic Concession. As a result of this effort, the Company believes that it has identified potential oil reservoirs in two structures that had previously been drilled and over a dozen undrilled structures.

 . Capitalize on strategic alliances. The Company seeks to form strategic alliances to reduce its financial exposure and to gain additional technical and operational expertise. This strategy is exemplified by the Company's alliances with RWE-DEA covering the Baltic Concession, with POGC in the Carpathian JSA, and with Homestake covering the Sudety Exploration Area. RWE-DEA, formerly Deutsche Texaco AG, is an established producer, refiner and marketer of oil and gas in Europe and currently produces oil in the Baltic Sea off Germany's northern coast. Pursuant to an agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2 million for a seismic survey now being completed and a planned exploratory well, and by funding 50% of the cost of a second exploratory well. The Company will operate all wells it drills jointly with RWE-DEA. In the Carpathian JSA, the Company is evaluating existing geological and geophysical data contributed by POGC in order to determine the hydrocarbon potential of a target area. The Company and POGC may apply for exploration rights covering such target area upon the completion of this analysis. The Company and Homestake will jointly develop a plan for studying the Sudety Exploration Area. Subject to the results of such studies, the Company and Homestake may then undertake joint activities for the exploration of the Sudety Exploration Area.

 . Exploit domestic reserve base and prospects. The Company believes that its existing domestic properties have significant development and exploration potential. The Company recently completed an infill drilling program on a 1,000 acre tract of the Cut Bank field which, based on preliminary results, the Company believes will increase production over the next two to three years. The Company plans to expand this program to approximately 4,000 additional acres in the Cut Bank field beginning in late 1996. The Company also has an ongoing program of prospect generation and exploration in the western United States.

     The Company's executive offices are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. The Company's Montana field office is located at the corner of Central and Main, Oilmont, Montana 59466, telephone number (406) 337-2050. The registered address of Frontier Poland Exploration and Producing Company Sp. z o.o ("FX Poland"), a Polish subsidiary of the Company, is Wal Miedzesynski 646, 03-994 Warszawa, Poland.

THE OFFERING

Securities offered by the
Selling Stockholder.................200,000 shares of Common Stock

Common Stock outstanding
before offering.....................12,414,547 shares(1)

Common Stock outstanding
after offering......................12,414,547 shares

Common Stock reserved for
issuance............................2,976,528 shares(2)

Fully diluted Common Stock .........15,391,075 shares

Nasdaq Symbol.......................FXEN

----------------

(1) Includes 3,709,951 shares issued subsequent to June 30, 1996, including 3,450,000 shares sold in a public offering.
(2) As of September 30, 1996, adjusted to give effect to the exercise of options to purchase 200,000 shares of Common Stock by the Selling Stockholder, an additional 1,826,528 shares of Common Stock are reserved for issuance on the exercise of outstanding options and warrants at exercise prices ranging from $1.50 to $5.75 with a weighted average exercise price of $2.37 per share, 800,000 shares are reserved for issuance on the exercise of options previously granted but not yet exercisable at $3.00 per share, 150,000 shares are reserved for issuance on the exercise of underwriter's warrants issued in connection with the Company's recent public offering that have an exercise price of $6.90 per share, and 200,000 shares are reserved for issuance on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana and Nevada.


NO NET PROCEEDS

     The Company will receive no proceeds from the sale of Common Stock by the Selling Stockholder, but will incur costs of approximately $10,000 in connection with such offering.




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                                  RISK FACTORS

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     The purchase of Common Stock involves a high degree of risk.  Prospective investors should consider, in addition to the negative implications of all other information and financial data set forth herein, the following factors before making an investment in the Common Stock. Certain portions of this Prospectus and the materials incorporated herein by reference contain forward-looking information concerning the Company, its plans and other future events. These statements should be read in conjunction with the risks and uncertainties set forth below, which could cause actual results to differ materially from such forward-looking statements.
FACTORS RELATING TO THE COMPANY

History of Operating Losses

     From its inception in January 1989 through June 30, 1996, the Company incurred cumulative losses of $5.3 million and, because of its continued exploration activities, expects that it will continue to incur losses and that its accumulated deficit will increase. The Company reported losses of $1 million and $2.5 million for the years ended December 31, 1994 and 1995, respectively, and a loss of $1.1 million for the six months ended June 30, 1996. The Company anticipates that it will incur losses through 1996 and possibly beyond, depending on whether exploration of the Baltic Concession results in the commencement of production in quantities sufficient to cover related operating expenses and whether the infill drilling program in the Cut Bank field results in significant and sustained increased production. See "ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Dependence on Activities in Poland

     The Company's success will depend to a high degree on its activities in Poland. This dependence is likely to be reflected in both the short-term performance of the Common Stock and the Company's long-term financial results. The Company currently intends to drill one exploratory well in Poland in late 1996 and to continue exploratory drilling in 1997. The market price of the Common Stock may experience significant fluctuations based on the outcome of individual wells and the Company's other exploration efforts in Poland. These fluctuations may be exacerbated by the fact that the Common Stock, in management's opinion, currently trades to a significant degree on the potential of the Company's current and planned activities in Poland. See "Development Risks" and "Exploration Risks" below. The success of the Company's efforts in Poland will depend, in addition to the risks normally associated with the exploration for oil, on its ability to maintain its relationships with its exploration partners and the Polish government and a number of other risks associated with conducting operations in a foreign country. See "Risk Factors-- Factors Relating to Activities in Poland" below. If the Company's activities in Poland are unsuccessful, the price of the Common Stock would likely suffer a material decline, and investors would face the possible loss of a substantial portion of their investment. Because of the preliminary stage of the Company's activities in Poland, no assurance can be given that such activities will be successful. See "ITEM 1. BUSINESS: Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular
companies.   These broad fluctuations may adversely affect the market price of the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.

Dependence on RWE-DEA Strategic Alliance
     The Company has budgeted $7 million for exploration and potential development of the Baltic Concession through 1997 based, to a significant degree, on the participation of RWE-DEA. If RWE-DEA elects not to participate in the Baltic Concession for any reason, the Company could, at the discretion of management, either seek a replacement partner or proceed as planned with a substantially increased budget, subject to available funds. Although the Company believes it would be able to locate an alternative strategic partner, there can be no assurance that the Company would be successful in obtaining the participation of another partner, that the terms of any such arrangement would be favorable to the Company or that such efforts would not delay the Company's exploration and development of the Baltic Concession.

Dependence on Polish Government Consent to RWE-DEA Assignment

     Under the terms of its agreement with RWE-DEA, the Company is required to assign to RWE-DEA 50% of its beneficial interest in its exploration and exploitation agreement covering the Baltic Concession. RWE-DEA and the Company are applying for approval of such assignment from the appropriate government authorities. Although the Company believes, based on informal discussions among representatives of the Company, RWE-DEA and the Polish government, that such consent will be granted, there is no assurance that such consent will actually be obtained. If the government does not consent to such assignment and if the Company is not able to negotiate some other arrangement with RWE-DEA, the Company will be required to reimburse RWE-DEA for all of its Baltic Concession expenditures.

Dependence on Government Approval

     Should the Company's exploration efforts discover hydrocarbons in the Baltic Concession, the Company will be required to engage in negotiations with national and local government officials of Poland regarding certain of the terms and conditions of the required exploitation licenses. These negotiations would include the determination of a development/exploitation fee within the range of 0.001% to 0.05% of the market value of the economically recoverable reserves estimated to be in place, payable in five equal annual installments. In addition, the granting of an exploitation license requires the consent of the local governments having jurisdiction over the production area. Although the Company has the exclusive right to receive an exploitation license in the Baltic Concession and the local governments will receive 60% of royalties paid, the Company could be subject to significant delays in obtaining the consents of local authorities or satisfying other governmental requirements prior to obtaining an exploitation license. Finally, the granting of an exploitation license would require the Company to comply with certain environmental regulations and may require the preparation of an environmental impact statement. See "ITEM 1. BUSINESS" in the 1995 Form 10-KSB.

Exploration Risks

     The Company's oil and gas exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities to be economically viable. Several test wells are typically required to explore each prospect or exploration area. The Company may continue to incur exploration costs in specific areas, including the Baltic Concession and the Carpathian region in Poland, even if initial test wells are plugged and abandoned or, if completed for production, do not result in production in commercial quantities. To date, the Company has participated in six exploratory test wells in the western United States, none of which has resulted in the establishment of commercial production or reserves. The Company has yet to drill a well in Poland; and all of the wells drilled previously by third parties in the Baltic Concession were plugged and abandoned. Through 1997, the Company has allocated approximately $8.4 million of its capital budget for its activities in Poland. There can be no assurance that the Company's efforts will be successful. Many of the Company's exploration decisions are based on scientific data gathered by third parties, some of which was gathered in the 1960s and 1970s. Although the Company has reprocessed such data, there can be no assurance that such data is as reliable as data gathered either using modern technology or under the Company's supervision. See "ITEM 1. BUSINESS" in the 1995 Form 10-KSB.

Possible Changes in Royalty Rate

     The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. Poland's Council of Ministers sets a base royalty rate for the extraction of each mineral. The base royalty rate for oil is currently 6%, but could be increased unilaterally up to 10% (the current maximum base royalty rate) by the Council of Ministers. In addition, the Polish government can set the royalty rate for any particular oil and gas field in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such field. See "ITEM 1. BUSINESS--Poland: Onshore Baltic Concession" in the 1995 Form 10-KSB.

No Assurance of Commercial Production from the Baltic Concession

     There has not been any commercial production of oil or gas from the Baltic Concession. Various agencies of the Polish government have drilled seven exploratory wells and eight stratigraphic wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. None of these wells has been completed for production. Notwithstanding the substantial data available regarding the Baltic Concession from these previous drilling efforts and other exploration programs, the Company believes that several exploration tests may be required to appraise the potential of any structure which the Company identifies. There can be no assurance that such tests will be successful. Although the Company has identified certain structures within the Baltic Concession that it believes contain oil reservoirs, there can be no assurance that oil is present in commercial quantities or that the first exploratory well, the location of which will be determined by RWE-DEA, will be drilled on one of these identified structures. Further, there can be no assurance that the porosity, permeability or other characteristics of any reservoir formation will support the production of oil in commercial quantities. Similarly, although the Company believes that it has identified a number of structures which have the potential to contain hydrocarbons, there can be no assurance that such structures actually contain hydrocarbons. See "ITEM 1.
BUSINESS--Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

No Assurance of Commercial Production from the Carpathian JSA

     The exploration activity in the Carpathian JSA is in its initial stages and no assurance can be given that it will result in any commercial production. Although there is currently limited hydrocarbon production from certain shallow formations in the Carpathian JSA, there has never been any commercial production from the depths which the Company has the right to evaluate with POGC.

Dependence on Officers and Key Employees

     The Company is dependent upon Mr. David N. Pierce, President, Mr. Andrew W. Pierce, Operations Vice President, and other key personnel for its various activities. The loss of the services of any of these individuals may materially and adversely affect the Company. In addition, with respect to its activities in Poland, the Company is dependent on Mr. Jerzy B. Maciolek, an executive officer, and Eva K. Sokolowska, both Polish nationals, who have been instrumental in assisting the Company in establishing its operations in Poland, and the loss of the services of either person may materially and adversely affect the Company's activities in Poland. The Company has entered into employment agreements with Mr. David N. Pierce, Mr. Andrew W. Pierce, Mr. Maciolek, and Ms. Sokolowska. The Company does not maintain key man insurance on any of its employees, nor does it currently have directors' and officers' liability insurance. See "ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT--Executive Officers and Directors" in the 1995 Form 10-KSB.

Risks Associated with Growth

     The Company has had limited operations and, if its activities in Poland are successful, may experience rapid growth. The Company's ability to manage this growth will depend, in part, upon its ability to attract and retain quality management and technical personnel. No assurance can be given that the Company will be able to attract or retain such employees or otherwise manage any potential expansion of its business. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications and delays frequently encountered in connection with the early stages of an oil and gas company. In particular, the Company's operations in Poland to date have focused primarily on the evaluation of prospects, and the Company has little or no experience in Poland regarding exploration, development, production and marketing and has not yet drilled a well in Poland. Although the Company does have experience in these areas in the United States, there can be no assurance that such experience will assist in its activities in Poland.

Possible Future Need for Additional Capital

     If exploration of either the Baltic Concession or the Carpathian JSA is successful in proving substantial oil reserves, the Company may require significant amounts of additional capital for a development program, oil storage and handling facilities, oil transportation assets, or other assets required to support production. In addition, the Company might require additional capital to accelerate the infill drilling program in the balance of its Cut Bank field property. The Company has no arrangement for any such additional financing, but might seek funds from project financing, strategic alliances or other sources, all of which may dilute the interest of the Company in the specific project financed. In addition, the Company might seek funds through the sale of debt or equity securities which could significantly dilute the ownership of the Company's existing shareholders. There can be no assurance that additional funds could be obtained or, if obtained, would be obtained on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risk of Impairment of Recorded Value of Unproved Properties

     The Company capitalizes costs related to unproved oil and gas properties and recognizes expenses for costs to drill exploratory wells that do not result in proved reserves at the time the well is plugged or abandoned. In addition, the Company reviews its unproved properties periodically to assess whether an impairment allowance should be recorded. At June 30, 1996, the Company had capitalized costs related to the acquisition of unproved oil and gas properties in the amount of $1.5 million, the substantial majority of which is related to the Company's Lake Valley, Nevada, exploration prospect. Should future events such as the drilling of dry holes evidence that an impairment of recorded value has taken place, the adverse impact on the Company's results of operations for
the relevant period could be significant.   As a result of the foregoing, the
results of operations of the Company for any particular period may not be indicative of the results that could be expected over longer periods. See "ITEM
6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the 1995 Form 10-KSB.

Risks of Adverse Weather

     A significant portion of the Company's exploration and development activities are subject to periodic interruptions due to weather conditions that may be quite severe in the areas where such activities are conducted. Heavy precipitation may make travel to exploration sites or drilling locations difficult or impossible. Extremely cold temperatures may delay or interrupt drilling, well servicing and production. The foregoing may reduce production volumes or increase production costs.

Shares Eligible for Future Sale

     Substantially all of the approximately 12.4 million shares of Common Stock currently issued and outstanding either (i) were sold in a registered offering,
(ii) have been held for in excess of two years and are eligible for resale under Rule 144, promulgated under the Securities Act, (iii) are registered for resale in previously filed registration statements, (iv) are registered for resale pursuant to this prospectus, or (v) will be registered for resale pursuant to registration statements to be filed by the Company. Although the resale of 1.1 million shares which are owned by officers and directors of the Company are subject to contractual restrictions, the possible resale of the remaining 11.3 million shares may have a depressive effect on the public trading market for the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB and "DESCRIPTION OF SECURITIES--Covenant to Register Common Stock" below.

Substantial and Immediate Dilution

     Persons purchasing Common Stock will suffer a substantial and immediate dilution below the purchase price to the net tangible book value of their shares. See "DILUTION" below.

Lack of Due Diligence Review

     No securities broker-dealer or other person has been engaged to perform any due diligence or similar review of this offering or the Company on behalf of the Selling Stockholder, persons who may purchase Common Stock in this offering, or any other person.

Control of the Company by Management

     The current executive officers and directors of the Company hold sole or shared voting and dispositive power over 1.1 million issued and outstanding shares of Common Stock, which constitutes approximately 8.9% of the 12.4 million shares of Common Stock currently issued and outstanding. Giving effect only to the exercise of all options held by officers and directors, including options not yet completely vested, current executive officers and directors would own a total of 3.2 million shares, or approximately 22.1% of the 14.5 million shares that would be issued and outstanding. As a result of such ownership, such persons are able to substantially influence the election of all of the directors of the Company and the outcome of other matters submitted to the stockholders for consideration. See "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB and "DESCRIPTION OF SECURITIES" below.

Substantial Warrants and Options Outstanding

     The Company has issued and outstanding warrants and options to purchase an aggregate of up to 2.8 million shares of Common Stock at exercise prices ranging from $1.10 to $6.90 with a weighted average exercise price of $2.81 per share. Of those warrants and options, 2.1 million shares of Common Stock are issuable on the exercise of options held by officers and directors of the Company at exercise prices ranging from $1.50 to $5.75 per share, including options to purchase 800,000 shares that are not fully vested. The existence of such warrants and options may prove to be a hindrance to future financings by the Company, and the exercise of such warrants and options may further dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise of such warrants and options could adversely affect the prevailing market price of the Common Stock. Further, the holders of options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "DESCRIPTION OF SECURITIES--Preferred Stock, Warrants, and Options Outstanding" below and "ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the 1995 Form 10-KSB.

Caution Respecting Forward-Looking Information

     This Prospectus contains certain forward-looking information, including discussions of the uncertainties of certain terms to be determined in the future relating to the Baltic Concession and the Carpathian JSA; uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland; the future results of various exploration and development activities; future events that may result in the need for additional capital; future drilling and other exploration schedules and sequences for various wells and other activities; the future ability of the Company to attract drilling participants to share the costs of exploration and development; and similar matters. Such information is based on present circumstances and on the Company's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. No assurance can be given that actual events may not be different than the assumptions on which such forward-looking information is based. See "ITEM 2. PROPERTIES" in the 1995 Form 10-KSB.

FACTORS RELATING TO THE OIL AND GAS INDUSTRY

Uncertainty of Reserve Estimates and Future Net Revenues

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1995 Form 10-KSB which are incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. See "ITEM 2. PROPERTIES--Producing Properties" and "ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS--Liquidity and Capital Resources" in the 1995 Form 10-KSB.

Development Risks

     The Company's infill drilling program in the Cut Bank field in Montana is based on the engineering model used in a similar program conducted on a portion of the Company's property by a previous owner. There can be no assurance that the results of the Company's development program will achieve the results of the engineering model on which it is based, significantly increase production or
reserves or result in a financial return to the Company.   Whether or not the
development program is successful, no assurance can be given that the Company will be able to discover, develop or purchase properties sufficient to replace its current reserve base. See "ITEM 1. BUSINESS--Western United States" in the 1995 Form 10-KSB.

Volatility of Commodity Prices and Markets

     Oil prices have increased materially during 1996, but there can be no assurance that such prices will continue. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation, and sale of oil; and other factors, all of which are beyond the control or influence of the Company. In addition to its direct impact on the prices at which oil or gas may be sold, adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources.

Operating Hazards and Uninsured Hazards

     Oil and gas drilling involves hazards such as fire, explosions, blow-outs, pipe failures, casing collapses, unusual or unexpected formations and pressures and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, any one of which may result in environmental damage, personal injury and other harm that could result in substantial liabilities to third parties and losses to the Company. The Company maintains insurance against certain risks which it believes are customarily insured against in the oil and gas industry by companies of comparable size and scope of operations. The insurance that the Company maintains does not cover all of the risks involved in oil exploration, drilling and production and if coverage does exist, it may not be sufficient to pay the full amount of such liabilities. For example, the Company does not maintain insurance against risks related to violations of environmental laws. The Company may not be insured against all losses or liabilities which may arise from all hazards because such insurance is unavailable at economic rates, because of limitations in the Company's insurance policies or because of other factors. Any uninsured loss could have a material and adverse effect on the Company. See "ITEM 1. BUSINESS--Operational Hazards and Insurance" in the 1995 Form 10-KSB.

Intense Competition in Oil and Gas Industry

     The oil and gas industry is highly competitive. Most of the Company's current and potential competitors have greater financial resources and a greater number of experienced and trained managerial and technical personnel than the Company. There can be no assurance that the Company will be able to compete effectively with such firms.

United States Governmental Regulation, Taxation and Price Control

     Oil and gas production and exploration are subject to comprehensive federal, state and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. Present, as well as future, legislation and regulations could cause additional expenditures, restrictions and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because energy and taxation policies are unclear and are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls. See "ITEM 1. BUSINESS-- Government Regulation" in the 1995 Form 10-KSB.

FACTORS RELATING TO ACTIVITIES IN POLAND

Political Uncertainties

     The exploration, development and production of oil and gas in Poland will be subject to ongoing uncertainties and risks, including risks of political instability and changes in government, expropriation or nationalization of private enterprises, export and transportation tariffs, local and national tax requirements and other risks arising out of foreign government sovereignty over the exploration area. The terms of the agreements with governmental agencies are subject to administration by government officials and are, therefore, subject to changes in government personnel, the development of new administrative policies and practices and political changes in Poland. There can be no assurance that the laws, regulations and policies applicable to the Company will not change, that the laws and regulations will be applicable in any particular circumstance or that the Company will be able to enforce its rights in Poland. The Company anticipates that it will be required to demonstrate, to the satisfaction of the Polish authorities, the Company's compliance with the concession terms respecting exploration expenditures, results of exploration, environmental protection matters and other factors. Although the exploration and exploitation rights of the Company may be canceled by the Company at any time, the Company would likely not be able to recover previous payments made under the rights or any other costs incurred respecting the rights upon such cancellation. There can be no assurance that the Company will be able to take measures to provide adequate protection against any of the political uncertainties discussed above. See "ITEM 1. BUSINESS--Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Currency Risks

     The Company will be subject to a variety of currency risks, including the risks that currencies will not be convertible at satisfactory rates, that the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland and that inflation will lead to the devaluation of the Polish Zloty.
Repatriation of Earnings

     The Company may be restricted as to the amount, manner or timing of the repatriation to the United States of earnings from activities in Poland. The Company has formed a wholly owned Polish subsidiary through which it will conduct its activities in Poland. Currently, there are no restrictions on the ability of a Polish entity to repay debt to a foreign parent corporation or to pay fair market compensation to a foreign parent corporation for legitimate services. However, Polish entities are limited in their ability to pay dividends. Dividends can be paid only once annually and are limited in amount to the extent of profits, as determined in compliance with Polish accounting and regulatory requirements and as verified by an audit satisfying Polish professional standards. In addition, the payment of dividends by the Polish subsidiary is subject to a 5% withholding tax. Although the Company is entitled to a credit against its United States tax obligations equal to the Polish withholding tax, the Company may not be able to use this credit unless the Company owes taxes in the United States. See "ITEM 1. BUSINESS--Poland-- Onshore Baltic Concession" in the 1995 Form 10-KSB.

Lack of Exploration and Development Infrastructure

     There can be no assurance that the Company will be able to conduct an effective and efficient exploration program in Poland. Further, the Company is subject to certain risks which could substantially increase the cost of exploration, development and production activities and reduce potential financial returns, including the limited availability of certain modern exploration, drilling and production equipment, supplies and services and the lack of availability or limited capacity of oil and gas gathering, storage, transportation and processing facilities.

Lack of Transportation and Marketing Arrangements

     The Company has no transportation, refining or marketing arrangements relating to future oil production in Poland. Instead, the Company is relying primarily on a continuous increase in international demand for oil products and the fact that Poland reportedly imports over 95% of its oil as the basis for its belief that an available market exists for any oil that may be discovered. Subject to obtaining appropriate approval, the Company is not precluded from exporting oil, but the Company presently has no such arrangements. There can be no assurance that the Company will be able to establish transportation, refining or marketing arrangements to sell any oil discovered and produced in Poland on terms favorable to the Company or that the Company will be able to make arrangements for the exportation of oil in the event such exportation is desirable to the Company. See "ITEM 1. BUSINESS--Poland--Onshore Baltic Concession" in the 1995 Form 10-KSB.

Poland's Governmental Regulation

     The Company's activities in Poland are subject to certain laws and regulations relating to the exploration for, and development, production, marketing, transportation and storage of, oil, including measures relating to
the protection of the environment.   The regulatory regime governing these
activities was recently promulgated and is relatively untested. Therefore, there is no enforcement history or established practice that can aid the Company in evaluating how the regulatory regime will affect the Company's operations. Although management believes that the regulatory infrastructure currently in place and now being further developed in Poland is generally consistent with the government's stated purpose of encouraging both foreign investment and the development of Poland's natural resources, there can be no assurance that such governmental policy will not change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will not materially and adversely affect the Company's activities in Poland.

Poland's Environmental Regulations

     The Company's operations are subject to environmental laws and regulations in Poland. Poland's environmental laws and regulations may provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil exploration and development. Additionally, if significant quantities of gas are produced in conjunction with the Company's production of oil, regulations prohibiting the flaring of gas and the absence of a gas gathering and delivering system may restrict production or may require significant expenditures by the Company to develop such a system
prior to the production of oil.   Certain aspects of the Company's proposed
operations may require the submission and approval of environmental impact assessments to governmental authorities in Poland prior to commencing production.

     The Company has only recently initiated field activities in connection with its seismic program and has not incurred material environmental remediation costs to date. Management believes that the Company is currently in material compliance with all applicable laws and regulations. However, there can be no assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. There can be no assurance that these environmental costs will not have a material adverse effect on the Company's financial condition or results of operations in the future.


--------------------------------------------------------------------------------

                                 CAPITALIZATION

--------------------------------------------------------------------------------

     The following table sets forth the actual capitalization of the Company as of June 30, 1996, and as adjusted to give pro forma effect to the subsequent issuance of 3,688,951 shares of Common Stock and the receipt of proceeds therefrom, but without giving any effect to any other changes to the Company after June 30, 1996.

                                                    AS OF JUNE 30, 1996
                                                   ----------------------
                                                              PRO FORMA
                                                     ACTUAL      AS
                                                             ADJUSTED(1)
                                                   --------- ------------
                                                      (IN THOUSANDS)

Current portion of long-term debt.................  $     28   $    28
                                                    ========= =========


Long-term debt, net of current portion............  $  3,583   $    18
                                                    --------- ---------

Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000
     shares authorized; 17,500                            --        --
     issued and outstanding.......................
  Common Stock, $0.001 par value; 20,000,000
     shares authorized;                                    9        12
     8,704,596 and 12,414,547 shares issued and
     outstanding, respectively(1).................
  Additional paid-in capital .....................    11,514    29,880
  Accumulated deficit ............................    (5,324)   (5,324)
                                                    --------- ---------

  Total stockholders' equity .....................     6,199    24,568
                                                    --------- ---------

                        Total capitalization......  $  9,782   $24,586
                                                    ========= =========



(1) Subsequent to June 30, 1996, the Company issued 3,450,000 shares in a public offering, 17,500 shares on conversion of Company preferred stock, 18,000 shares on the exercise of Common Stock purchase warrants, 221,000 shares on the exercise of options granted pursuant to employee benefit plans, and a net of 3,451 shares for services rendered to the Company. Does not include an aggregate of 2,976,528 shares issuable upon (i) the exercise of outstanding options and warrants at September 30, 1996, adjusted to give effect to the exercise of options to purchase 200,000 shares and (ii) the issuance of shares contingent upon attaining certain production levels in Montana and Nevada.



------------------------------------------------------------------------------

                                NO NET PROCEEDS

------------------------------------------------------------------------------

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. In connection with this offering, the Company estimates that it will incur costs of approximately $10,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholder will be borne by him.


--------------------------------------------------------------------------------

                                    DILUTION

--------------------------------------------------------------------------------

     Purchasers of shares of Common Stock from the Selling Stockholder will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. As of June 30, 1996, as adjusted to give pro forma effect to the subsequent issuance of 3,450,000 shares of Common Stock and the receipt of proceeds therefrom, the issuance of 17,500 shares on the conversion of Company preferred stock, the issuance of 18,000 shares on the exercise of Common Stock purchase warrants, the issuance of 221,000 shares on the exercise of options granted pursuant to employee benefit plans and the receipt of net proceeds therefrom, and the issuance of 3,451 net shares for services rendered to the Company, the Company had a pro forma net tangible book value of approximately $24.6 million, with 12,414,547 shares of Common Stock issued and outstanding, or approximately $1.98 per share, which represents dilution of $7.77 per share below $9.75, the last sales price for the Common Stock on October 1, 1996.


------------------------------------------------------------------------------

                             CERTAIN RECENT EVENTS

------------------------------------------------------------------------------

COMMON STOCK OFFERING

     In August 1996, the Company sold 3,450,000 shares of Common Stock in a registered public offering at $5.75 per share for net proceeds to the Company of approximately $17.9 million. The net offering proceeds are allocated to repay bank debt, to fund the Company's capital expenditure program, which includes exploration and potential development in the onshore Baltic Platform and Carpathian regions of Poland and development and exploration in the western United States and for general corporate purposes. The managing underwriters of the offering were Oppenheimer & Co., Inc., and Hanifen, Imhoff, Inc.

EXPLORATION ACTIVITIES IN POLAND

     The Company believes that Poland offers an attractive environment in which to explore for and develop oil and gas prospects that meet the Company's established criteria of potentially containing recoverable reserves in excess of 25 MMBOE for international prospects. By applying modern interpretive techniques to previously collected seismic, geological, and well data, the Company believes that it will be able to capitalize on the combination of Poland's hydrocarbon potential and its relatively new policies to encourage the development of the country's domestic energy resources. In August 1995, the Company was granted an exclusive right to explore and potentially develop the Baltic Concession, an onshore 2.4 million acre undeveloped area extending approximately 50 miles southward from the Baltic Sea in northern Poland. In addition, the Company recently completed a geological review of selected oil and gas prospect areas in Poland and, as a result of this review, in May 1996, entered into an agreement with POGC to reevaluate and reprocess existing geophysical and geological data regarding the Carpathian region of southeastern Poland. If warranted, the Company and POGC may apply for a formal concession in a limited target area of the Carpathian JSA in the first half of 1997. The Company and POGC may also elect to jointly evaluate other areas of Poland in the future.

The Republic of Poland

     The Republic of Poland is bordered on the north by the Baltic Sea, on the west by Germany, on the south by the Czech Republic and Slovakia, and on the east by Lithuania, Belorussia, Ukraine, and the Kaliningrad district of Russia. Poland is comprised of approximately 121,000 square miles, with a population of approximately 40 million people. Between 1945 and 1989, Poland's political and economic systems were directly influenced by the former Soviet Union. In 1989, Poland peacefully asserted its independence, adopted a new constitution which established a parliamentary democracy and began the transition to a market-based economy.

     Poland has one of the fastest growing economies in Europe. According to a report published in the June 15, 1996, issue of The Economist, Poland's gross domestic product grew by an estimated 7% in 1995, compared to 5% for the Czech Republic, 1.5% for Hungary, and negative 4% for Russia. One of the most important elements of Poland's economic growth has been the country's development of an entrepreneurial private sector. In 1993, private enterprises employed 58.9% of Poland's work force as compared to 33.3% in 1989. Poland's international trade has also undergone significant change since Poland gained its independence. For example, in 1986, the former Soviet Union accounted for 33% of Poland's imports and 28% of its exports. By 1993, these figures had decreased to 4.6% and 5.5%, respectively, while the countries of the European Union purchased 71.3% of Poland's exports and provided 63.9% of its imports. Foreign investment in Poland between 1989 and 1995 was $6.8 billion.

     Between the 1850s, when oil was first commercially produced in the Carpathian region of southeastern Poland, and 1945, Poland produced approximately 61.4 MMBbl of oil and 303 billion cubic feet of natural gas. War damage and overproduction following the 1939 invasions of Poland by Germany and the Soviet Union severely restricted oil and gas production. Over the last several decades, the exploration for and the development of Poland's oil and gas resources have been hindered by a combination of limited financial resources, political difficulties, and a lack of modern exploration technology. Poland currently imports over 95% of its oil, primarily from the countries of the former Soviet Union and the Middle East.

The Baltic Concession

     The Baltic Concession is part of a geological region known as the Baltic Platform which covers the southeastern portion of the Baltic Sea and portions of the bordering onshore areas of Poland, the Kaliningrad district of Russia, Lithuania, and Latvia. The B-3 oilfield, located off Poland's Baltic coast and first placed into production in 1992, produced over 1.2 MMBbl through 1994, according to a POGC publication. Onshore, approximately 34 fields have been discovered in the Baltic Platform in an area that extends approximately 50 to 100 miles to the northeast of the Baltic Concession in the Kaliningrad district of Russia. Four of the largest fields in this region reportedly have produced an aggregate of over 150 MMBbl through 1994. Oil produced from the Baltic Concession is generally of high quality with an average API gravity of approximately 40. and contains insignificant amounts of sulfur, heavy metals, or similar contaminants. See "RISK FACTORS--Exploration Risks."

     Between 1950 and 1993, various agencies of the Polish government explored the Baltic Concession, gathering hundreds of line miles of seismic data and drilling seven exploratory wells and eight stratigraphic survey wells to the same formation that is productive in established fields in the Baltic Platform. Although none of these wells was completed for production, the majority indicated the presence of hydrocarbons. The Company, in conjunction with consultants that included Halliburton Engineering, Western Atlas, Inc., and Ryder Scott Company, was able to apply modern reprocessing techniques to reevaluate a significant portion of the seismic and well log data obtained from these wells. This information has enabled the Company to identify two drilled structures (as indicated by the Gladysze-1 and Gladysze-2 wells) and more than a dozen undrilled structures in the Baltic Concession that, in management's opinion, are similar in structural type and contain the same formations as productive wells in other regions of the Baltic Platform.

     At the Company's request, Halliburton Engineering completed a detailed log analysis of the 15 wells described above, including the Gladysze-1 and Gladysze-2 wells. Halliburton reported that both Gladysze wells appear to have encountered movable hydrocarbons, with 8% or more effective porosity and calculated water saturations of less than 30%. While there is no guarantee that Halliburton's interpretation of these relatively old Russian-style well logs accurately reflects actual downhole conditions, the Company believes Halliburton's interpretation is consistent with other geological and geophysical data reviewed by the Company. This information includes contemporaneous drilling reports and core sample descriptions. Based on the foregoing, the Company has concluded that both Gladysze wells encountered reservoirs of movable oil.

     Although the Company believes that the Gladysze-1 and Gladysze-2 were the only wells drilled on geological structures, neither of these wells was completed for production. The Company attributes this fact primarily to the outdated equipment and poor techniques used to locate, drill, and test the wells. Both wells were drilled with very heavy drilling mud, a common practice in eastern Europe and the Soviet Union at the time. The heavy drilling mud likely caused formation damage by sealing off porous reservoir rocks. The short periods during which the wells were tested were, in management's estimation, probably insufficient for the formations to recover from the damage to permit an accurate test.

     There can be no assurance that wells drilled on any structure, including the Gladysze structures, will encounter oil reservoirs or that the porosity, permeability, or other characteristics of any reservoir formations encountered will support production of oil in commercial quantities. Notwithstanding the substantial data available respecting the Baltic Concession, the Company believes that several exploration tests may be required to appraise the potential of the identified structures. There can be no assurance that any of such tests will be successful.

Exploration, Development, and Production Plans

     The Company has begun to develop a comprehensive exploration and development program for the Baltic Concession. Between May and October 1996, the Company, in partnership with RWE-DEA, completed a 360 kilometer seismic program, which is being analyzed with previously collected data to assist in the determination of a drillsite for an exploratory well from among five identified structures. The Company and RWE-DEA had originally identified three structures, but identified two additional structures while conducting the seismic program. The Company currently intends to drill its first exploratory well to a target depth of approximately 9,500 feet in late 1996. Ultimately, the Company intends to drill exploratory wells on all five identified structures. If one or more of these wells is found to have commercial production, the Company will prepare a long-term field development plan in conjunction with RWE-DEA. See ITEM 2. "MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION" in the June 30, 1996 Form 10-QSB The Company has budgeted $7 million for its share of exploration and development expenditures on the Baltic Concession through 1997.

     The crude oil produced from existing fields on the Baltic Platform is generally of high quality with an average API gravity of approximately 40. and contains no significant amounts of sulfur, heavy metal, or similar contaminants. There are two nearby refineries in Gdansk and Plock, Poland, both of which the Company believes could process crude oil produced in the Baltic Concession. RWE-DEA also has an ownership interest in a refinery in Schwedt, Germany, on the Polish border. This refinery might purchase crude produced form the Baltic Concession. Under current Polish law, the Company may, upon obtaining appropriate approval, export oil produced in the country.

     The Company currently has no agreement or arrangement for the sale, delivery, or refining of any oil that may be produced in Poland. The Company believes, however, that it would be able to sell any oil produced from the Baltic Concession in the spot market. The Baltic Concession contains a well-developed infrastructure of hard surface roads and railways over which oil could probably be delivered for sale. The Company may incur expenditures for the construction and operation of crude oil transportation and handling facilities if substantial oil production were established. Poland currently imports over 95% of its crude oil requirement, principally from the countries of the former Soviet Union and the Middle East.

Strategic Alliance With RWE-DEA

     In May 1996, the Company entered into a strategic alliance with RWE-DEA for joint operations on the Baltic Concession. RWE-DEA currently produces oil in the Baltic Sea off Germany's northern coast and is a member of a consortium of German and Russian oil companies that has been established to develop an offshore oilfield in the Kaliningrad district of Russia, north of the Baltic Concession. RWE-DEA, formerly Deutsche Texaco AG, is a subsidiary of RWE AG, the fifth largest industrial enterprise in Germany. RWE-DEA is a fully integrated major oil and gas company with 1995 fiscal year revenue of U.S. $15.9 billion from worldwide energy and chemical businesses. The Company selected RWE-DEA as its partner in the Baltic Concession because of its established oil producing, refining, and distribution business throughout Europe, including limited gasoline marketing within Poland, and its international exploration and production experience. In addition, RWE-DEA's parent has business activities in Poland outside of the oil and gas industry, including construction and power generation. The relationship with RWE-DEA should provide the Company with additional technical and operational expertise.

     Under its agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2 million for a seismic survey now being completed and a planned exploratory well, and by funding 50% of the costs of a second exploratory well. All costs in excess of the amounts indicated above, in addition to the cost of any subsequent exploration and development activity, will be borne equally by the Company and RWE-DEA. If RWE-DEA does not participate in a second well, RWE-DEA's interest in the Baltic Concession will terminate. The Company will be the operator for all joint operations. The assignment of a 50% interest in the Baltic Concession is subject to approval by the Polish government. The Company expects that such approval will be obtained based on discussions among representatives of the Company, RWE-DEA, and the Polish government. If such approval is not obtained, the Company will reimburse RWE-DEA for its direct expenditures related to the Baltic Concession. The Company has agreed to pay a fee of $125,000 to an unaffiliated party for activities related to the search for an international joint venture partner, which resulted in the Company forming a strategic alliance with RWE-DEA.

Strategic Alliance With POGC

     The Polish government has granted to POGC exclusive rights to explore for and develop hydrocarbons in areas covering a substantial portion of Poland. In January 1996, the Company and POGC initiated a limited review of Poland's hydrocarbon potential. The purpose of this review was to select a region on which to undertake a detailed joint study program.

Carpathian Region

     On May 21, 1996, the Company entered into a joint study agreement with POGC in order to identify drillable hydrocarbon prospects in a selected area of the Carpathian JSA in southeastern Poland. Oil was first discovered in the Carpathian Mountains in the 1850s and has been produced there continuously from several fields, including discoveries in the 1960s.
     The initial goal of the joint study agreement is to identify a promising target area in the Carpathian JSA (the "Carpathian Target Area") primarily through the review of existing geological and geophysical data. Thereafter, the Company and POGC will conduct a more detailed analysis of existing seismic and other data contributed by POGC, supplemented by limited reprocessing of such data to assess the Carpathian Target Area's hydrocarbon potential and to generate drillable oil and gas prospects. The Company and POGC will each contribute technical personnel to participate in the study. The Company will fund approximately $100,000 of the initial technical research and analysis costs, including seismic data reprocessing, third-party data purchases, and laboratory analysis.

     In the first half of 1997, the Company, if warranted, plans to submit with POGC an application to the appropriate Polish authorities for exploration rights or concessions over designated portions of the Carpathian Target Area. The Company and POGC will share equally in new exploration rights that are obtained through this arrangement, except that if one party elects not to proceed with an application for an exploration license over designated portions of the Carpathian Target Area, the other party may do so independently. Upon obtaining an exploration license or concession, the Company will gather additional seismic or other geophysical data to further define exploration targets and to develop a specific exploration drilling program in conjunction with POGC. The exploration drilling program may be undertaken by the Company and POGC on an equal basis or the Company could elect to decrease its interest in a project, with the consent of the POGC, by sharing its ownership with a third party. The Company has budgeted $1.4 million through 1997 for exploration activities in the Carpathian JSA.

Sudety Exploration Area/ Strategic Alliance with Homestake

     The Sudety Exploration Area is a 71,170-acre block in the Sudety region of southwestern Poland. Under its agreement with Poland's Ministry of Environmental Protection, Natural Resources and Forestry, effective October 1, 1996, the Company, through its Polish subsidiary, has the right to explore for gold and other associated minerals in the Sudety Exploration Area. The agreement provides for a four-year exploration term with the possibility of a three-year extension. The Company has an exclusive right to apply for an exploitation license covering any mineral deposits discovered in the exploration phase. The Company and Homestake have signed a reconnaissance and standstill agreement covering the Sudety Exploration Area. Pursuant to such agreement, the parties will jointly develop a plan for the geological, geochemical, and geophysical reconnaissance of the Sudety Exploration Area to be carried out over the next year. Subject to the results of the reconnaissance, the two companies may elect to negotiate a subsequent agreement, in which case Homestake would likely take over operations with the Company retaining a working interest or royalty. The Company has agreed not to negotiate with any other company regarding the Sudety Exploration Area for 14 months.

Government Regulation--Poland

     The Company's activities in Poland are subject to political, economic, and other uncertainties, including the adoption of new laws, regulations, or administrative policies that may adversely affect the Company or the terms of its exploration or production rights; political instability and changes in government or public or administrative policies; export and transportation tariffs and local and national taxes; foreign exchange and currency restrictions and fluctuations; repatriation limitations; inflation; environmental regulations and other matters. The Company's operations in Poland are subject to the Geological and Mining Law as well as the Act of January 31, 1980, Concerning the Protection and Management of the environment, which are the primary statutes governing environmental protection. The agreements between the Company and the government of Poland relating to the Baltic Concession also create certain standards to be met by the Company regarding environmental protection. The Company generally is required to adhere to good international petroleum industry practice, including practices relating to the protection of the environment.
The Company is required to prepare and submit to the appropriate agency of state geological administration for its approval, a geological work plan, with specific attention to environmental matters, prior to engaging in field operations, such as seismic acquisition, exploratory drilling, and field-wide development. Poland's regulatory framework respecting environmental protection is not as fully developed and detailed as that which exists in the United States. The Company intends that its operations in Poland will be designed to meet good international petroleum industry practice and, as they develop, Polish requirements. See "RISK FACTORS--Factors Relating to Activities in Poland."

FINANCIAL PLAN

     In August 1996, the Company completed the issuance of 3,450,000 shares of common stock through a public offering, resulting in net proceeds of approximately $17.9 million. On August 7, 1996, the Company used proceeds from the public offering to pay off its bank debt in the amount of $3.6 million. The Company will maintain its borrowing agreement with the bank, which had a borrowing base of $3.6 million as of June 30, 1996. The remainder of the net proceeds from the offering, together with cash available under the Company's continuing bank credit facility and potentially available from operations, will be used to fund the Company's 1996 and 1997 capital expenditure budget of $15.3 million and for general corporate purposes. The Company's planned capital expenditures through December 31, 1997, are as follows: (i) approximately $7 million for exploration and potential development activities related to the Baltic Concession, (ii) approximately $1.4 million for the review and evaluation of available geological and geophysical data and the potential initiation of exploratory activities in the Carpathian JSA, (iii) approximately $6.1 million for in-fill development drilling in the Cut Bank field in Montana and (iv) approximately $800,000 for exploration activities in the western United States. The allocation of the Company's capital among the categories of anticipated expenditures is discretionary and will depend upon future events that cannot be predicted. Such events include the actual results and costs of future exploration and development drilling activities. Consistent with previous practice, the Company may obtain partial funding for its exploration and potential development activities through strategic arrangements with industry or financial partners.


------------------------------------------------------------------------------

                           DESCRIPTION OF SECURITIES

------------------------------------------------------------------------------

     The Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value; and 5,000,000 shares of preferred stock, $0.001 par value.

PREFERRED STOCK

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any. The Company had 17,500 shares of preferred stock, with an aggregate liquidation preference of $17,500, issued and outstanding as of June 30, 1996, all of which have been subsequently converted into shares of Common Stock.

COMMON STOCK

     As of the date of this Prospectus, the Company had 12,414,547 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the Common Stock in the foreseeable future.

     As of September 30, 1996, as adjusted to give effect to the exercise of options to purchase 200,000 shares of Common Stock by the Selling Stockholder, the Company has reserved for issuance an aggregate of 2,976,528 shares of Common Stock consisting of 1,976,528 shares on the exercise of outstanding options and warrants at exercise prices ranging from $1.10 to $6.90 with a weighted average exercise price of $2.72 per share, 800,000 shares on the exercise of options previously granted but not yet exercisable at $3.00 per share, and 200,000 shares issuable on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana.

CERTAIN ARTICLE AND BYLAW PROVISIONS

     The Company's Articles of Incorporation divide the members of the Board of Directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. See "ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS" in the 1995 Form 10-KSB. The Company's Articles of Incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the shareholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

     The Company's bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to the Company at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

     Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of the Company's assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all outstanding shares of the corporation or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by the Board of Directors of the Company. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the Board of Directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all holders of the outstanding Common Stock of the Company not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation.

     The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

INDEMNIFICATION OF OFFICERS AND DIRECTORS; LIMITATION OF LIABILITY

     The Company's articles of incorporation and bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted by the Nevada corporation law, which provides for indemnification for damages, including costs and attorney's fees, incurred in any pending or completed action by reason of the fact that such person was an officer or director of the Company if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. The Company's articles of incorporation contain a provision that limits the personal liability of the Company's directors or officers for damages for breach of fiduciary duty as a director or officer, except for damages resulting from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of dividends in violation of statute. The effect of this provision is to eliminate the rights of the Company and its stockholders to recover money damages against a director or officer for breach of fiduciary duty of care except in certain circumstances. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent of the Company's securities is Fidelity Transfer Company, 1800 South West Temple, Suite 301, Salt Lake City, Utah 84111, telephone (801) 484-7222.



--------------------------------------------------------------------------------

                              SELLING STOCKHOLDERS

--------------------------------------------------------------------------------

     The following table provides certain information, as of the date of this prospectus, respecting the Selling Stockholder, the shares of Common Stock to be sold by him and to be held by him following the offering, assuming the sale of all offered shares.
                             SECURITIES OWNED PRIOR   SECURITIES OWNED AFTER
                                 TO THE OFFERING           THE OFFERING
                             ----------------------- -----------------------
                               COMMON    SHARES TO
SELLING STOCKHOLDER            STOCK     BE OFFERED  AMOUNT(1)      PERCENT
------------------------     ----------  ----------  ---------    ----------

Robert I. Coward                200,000     200,000     --           --

(1) Shares owned after the offering assume the sale of all shares of Common Stock offered pursuant to this offering.


--------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

--------------------------------------------------------------------------------

GENERAL

     This Prospectus relates to the public offer and sale by the Selling Stockholder of an aggregate of 200,000 shares of Common Stock of the Company now held by the Selling Stockholder. See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.

SALE OF COMMON STOCK

     The Common Stock to be sold by the Selling Stockholder may be sold by him, from time to time, in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom they may act as agent, directly to purchasers in transactions negotiated by the Selling Stockholder or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by the Selling Stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless the Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholder, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholder from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company will pay expenses of this offering incident to the offering and sale of the Common Stock to the public, other than commissions and discounts of dealers or brokers. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

EFFECT OF OFFERING ON MARKET

     The trading volume of the Common Stock in the over-the-counter market is limited. The sale or potential for sale of the 200,000 shares of Common Stock to be sold in this offering may have a depressive effect on the trading price for such securities. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1995 Form 10-KSB.


--------------------------------------------------------------------------------

                             ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-8 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.
                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


------------------------------------------------------------------------------

                ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE

------------------------------------------------------------------------------

     The following documents filed with the Securities and Exchange Commission (the "Commission") by FX Energy, Inc., a Nevada corporation (the "Company"), pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act of 1933, as amended (the "Securities Act"), are hereby incorporated by reference in this Prospectus:

          (1) The definitive prospectus declared effective August 1, 1996, filed pursuant to Rule 424(b) of the Securities Act; included in the Registration Statement on Form S-1, Commission file no. 333-05583;

          (2) The annual report of the Company on Form 10-KSB for the year ended December 31, 1995;

          (3) The quarterly reports of the Company on Form 10-QSB for the quarters ended March 31 and June 30, 1996;

          (4) The current reports on Form 8-K dated May 3, May 21, and October 1, 1996;

          (5) The Proxy Statement related to the 1996 annual meeting of the Company's stockholders; and

          (6) The description of the Common Stock of the Company contained in its registration statement on Form 8-A, file no. 0-25386, as declared effective March 30, 1995, incorporating by reference from the section entitled "Description of Securities" contained on page 55 of the Company's registration statement on Form SB-2, Commission file no. 33-88354-D, declared effective March 30, 1995.

     All documents filed by the Company pursuant to sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold, or which deregisters all such securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

------------------------------------------------------------------------------

               ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

------------------------------------------------------------------------------

     The following is a brief summary of certain indemnification provisions of the Company's articles of incorporation and the general corporation law of the state of Nevada. This summary is qualified in its entirety by reference to the text thereof.

     The articles of incorporation of the Company limit or eliminate the personal liability of directors for damages for breaches of their fiduciary duty, unless the director has engaged in intentional misconduct, fraud, or a knowing violation of law, or paid a dividend in violation of the Nevada Revised Statutes.

     The Company's articles of incorporation further provide for the indemnification of officers and directors for certain civil liabilities, including liabilities arising under the Securities Act. In the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1934, and is, therefore, unenforceable.

------------------------------------------------------------------------------

                  ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

------------------------------------------------------------------------------

     The shares of restricted securities subject to this Registration Statement were issued pursuant to the exercise of options granted under an employee benefit plan of the issuer. These securities were issued in reliance on exemptions from the registration and prospectus delivery requirements of the Securities Act provided in Section 4(2) thereof. Each of the certificates representing the restricted securities are stamped with a restrictive legend prohibiting the transfer of the shares in the absence of an effective registration or availability of an exemption from the applicable registration requirements. These restrictions are noted on the issuer's stock transfer records.


------------------------------------------------------------------------------

                               ITEM 8.  EXHIBITS

------------------------------------------------------------------------------
             SEC
EXHIBIT   REFERENCE
  NO.        NO.                      DESCRIPTION                    LOCATION


Item 4.               Instruments Defining the Rights of Security
                      Holders

  4.01        4       Specimen certificate for Common Stock        Incorporated
                                                                   by
                                                                   reference(1)

Item 5.               Opinion Regarding Legality

  5.01        5       Letter opinion, including consent, of        This Filing
                      Kruse, Landa & Maycock, L.L.C., regarding legality of Common Stock subject to the Registration Statement.

Item 23.              Consents of Experts and Counsel

 23.01        23      Consent of Coopers & Lybrand L.L.P.,         This Filing
                      auditors for the Company

 23.02        23      Consent of Barker & Folsom, previous         This Filing
                      auditors for the Company

 23.03        23      Consent of Larry D. Krause, Petroleum        This Filing
                      Engineer

 23.04        23      Consent of Halliburton Energy Services,      This Filing
                      experts in well log interpretation

 23.05        23      Consent of Kruse, Landa & Maycock, L.L.C.,   See Item 5
                      counsel for the Company                      above

Item 24.              Power of Attorney

 24.01        24      Power of Attorney                            This Filing
                                                                   (See
                                                                   signature
                                                                   page to
                                                                   Registration
                                                                   Statement)


(1) Incorporated by reference from the Company's registration statement on Form SB-2, SEC file number 33-88354-D.



------------------------------------------------------------------------------

                             ITEM 9.  UNDERTAKINGS

------------------------------------------------------------------------------

REGULATION S-K

     POST-EFFECTIVE AMENDMENTS [ITEM 512(A)]

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement, to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE [ITEM 51(B)]

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(a) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     FILING OF REGISTRATION STATEMENT ON FORM S-8 [ITEM 512(H)]

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.



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                                   SIGNATURES

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     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake, state of Utah, on the 2nd day of October, 1996.

                                          FX ENERGY, INC.


                                          By  /s/
                                            ----------------------------------
                                               David N. Pierce, President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David N. Pierce and/or Andrew W. Pierce, and each of them, with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on this 2nd day of October, 1996.

    /s/

David N. Pierce, Director and President
(Principal Executive and Financial Officer)

    /s/

Andrew W. Pierce, Director, Vice-President, and Secretary
(Principal Operations Officer)

    /s/

Scott J. Duncan, Director

    /s/
Thomas B. Lovejoy, Director

    /s/

Peter L. Raven, Director

    /s/

Jay W. Decker, Director



Jerzy B. Maciolek, Director

    /s/

James A. Giauque, III, Controller